Exhibit 7

Consolidated Report of Condition of

Wells Fargo Bank National Association

of 101 North Phillips Avenue, Sioux Falls, SD 57104

And Foreign and Domestic Subsidiaries,

at the close of business September 30, 2015, filed in accordance with 12 U.S.C. §161 for National Banks.

		Dollar Amounts In Millions
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin		$15,085
Interest-bearing balances		211,271
Securities:
Held-to-maturity securities		78,668
Available-for-sale securities		240,950
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices		76
Securities purchased under agreements to resell		19,109
Loans and lease financing receivables:
Loans and leases held for sale		17,905
Loans and leases, net of unearned income	860,602
LESS: Allowance for loan and lease losses	10,426
Loans and leases, net of unearned income and allowance		850,176
Trading Assets		34,624
Premises and fixed assets (including capitalized leases)		7,662
Other real estate owned		1,667
Investments in unconsolidated subsidiaries and associated companies		871
Direct and indirect investments in real estate ventures		0
Intangible assets
Goodwill		21,627
Other intangible assets		16,658
Other assets		62,825

Total assets		$1,579,174

LIABILITIES
Deposits:
In domestic offices		$1,090,468
Noninterest-bearing	339,620
Interest-bearing	750,848
In foreign offices, Edge and Agreement subsidiaries, and IBFs		151,303
Noninterest-bearing	590
Interest-bearing	150,713
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices		4,412
Securities sold under agreements to repurchase		17,515

Dollar Amounts In Millions

Trading liabilities	22,569
Other borrowed money
(includes mortgage indebtedness and obligations under capitalized leases)	94,794
Subordinated notes and debentures	15,524
Other liabilities	32,235

Total liabilities	$1,428,820

EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	519
Surplus (exclude all surplus related to preferred stock)	106,703
Retained earnings	39,009
Accumulated other comprehensive income	3,701
Other equity capital components	0

Total bank equity capital	149,932
Noncontrolling (minority) interests in consolidated subsidiaries	422

Total equity capital	150,354

Total liabilities, and equity capital	$1,579,174

I, John R. Shrewsberry, Sr. EVP & CFO of the above-named bank do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.

John R. Shrewsberry
Sr. EVP & CFO

We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate

Federal regulatory authority and is true and correct.

John Stumpf	Directors
James Quigley
Enrique Hernandez, Jr.